November 1, 2018

Peter Mitchell
Senior Vice President and Chief Financial Officer
Coeur Mining, Inc.
104 S. Michigan Ave. Suite 900
Chicago, IL 60603

       Re: Coeur Mining, Inc.
           Form 10-K
           Filed February 7, 2018
           File No. 001-08641

Dear Mr. Mitchell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining